UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
NeuraMetrix, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       North Carolina

       Date of organization
       February 28, 2022

Physical address of issuer
65 Merrimon Ave #1181, Asheville NC 28801-2322,

Website of issuer
https://www.neurametrix.com/

Current number of employees
4

Filer EDGAR CIK
0001990079

Filer EDGAR CCC
6ZGI5#bn

Submission Contact Person Information

    Name
    Christian Olsson

    Phone Number
    (408) 507-2366

    Email Address
    christian.olsson@neurametrix.com

    Notification Email Address
    info@neurametrix.com

Signatories

    Name
    Christian Olsson

    Signature

    Title
    Co-founder and Vice President of Marketing

    Email
    christian.olsson@neurametrix.com

    Date
    April 17, 2026